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                                                               Exhibit 99.1

FOR IMMEDIATE RELEASE
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November 23, 1998


For more information contact:
-----------------------------
For Super Vision International
Bitner.com, 407/423-2433
Kimbra Hennessy, ext. 22
Cynthia Connally, ext. 25


SUPER VISION INTERNATIONAL AND COOPER LIGHTING
SIGN EXCLUSIVE MARKETING AND JOINT DEVELOPMENT AGREEMENT


         ORLANDO, Fla. (Nov. 23, 1998) -- Super Vision International, Inc. (NASDAQ:SUPVA, Class A Common), a world leader in the manufacture of fiber optic lighting systems, today signed an agreement that grants Cooper Lighting, a subsidiary of Cooper Industries, Inc. (NYSE:CBE), exclusive marketing and distribution rights in North America for Super Vision's innovative fiber optic products serving the architectural lighting market.


         As part of the agreement, Cooper will acquire approximately 10 percent of Super Vision's outstanding stock for $2 million and receive a seat on Super Vision's Board of directors.

         "This agreement gives Super Vision an infusion of capital that will launch our fiber optic products into the mainstream of the lighting industry," said John Stanney, Super Vision president and CFO. "Because we believe that fiber optics represents the future of lighting, we have earmarked a large portion of this money for intense research and product development."

         Fritz Zeck, president of Cooper Lighting said: "This alliance opens new markets and adds value for our current and future customers by combining Super Vision's fiber optic products with Cooper Lighting's unsurpassed sales, marketing and product development capabilities. We'll be working together to accelerate new product development and introductions. The addition of fiber optic technology is an excellent complement to our product line, offering exciting new solutions to our customers."

         Cooper Industries is a Houston-based diversified, worldwide manufacturer of electrical products, tools and hardware. Cooper Lighting manufactures recessed, track, fluorescent, and emergency lighting fixtures sold under such brand names as Halo, Iris, McGraw-Edison, Lumark, FailSafe, Metalux, Sure-Lites, AtLite and Lumiere, a newly acquired line of outdoor lighting products. Headquartered in Elk Grove Village, Illinois, Cooper Lighting has manufacturing facilities in nine domestic and five international locations, employing 5,200 people worldwide.

         "This represents not only a landmark agreement for Super Vision but also for the entire fiber optic industry," said Brett Kingstone, Super Vision chairman and CEO. "The Cooper Lighting/Super Vision agreement becomes the first major agreement where a lighting company has teamed with a fiber optic partner, which signals that fiber optics is now entering the mainstream lighting industry."

         All fiber optic products for the agreement will be manufactured at Super Vision's Orlando headquarters. Super Vision International, Inc. develops, manufactures and sells a wide variety of fiber optic lighting and sign products for use in the sign, architectural, swimming pool and spa, and landscape lighting markets. For more information, please visit the Super Vision web site at www.svision.com.



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Statements contained in this news release that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in Super Vision's filings with the Securities and Exchange Commission.